Lincoln Financial Group 1301 S. Harrison Street Fort Wayne, IN 46801

December 1, 2022

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Lincoln Variable Insurance Products Trust (the “Registrant”)

(File Number: 811-08090)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, the Registrant hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for officers and employees of the Registrant.

This filing contains the following exhibits:

A.	A copy of the current bond;

B.	A copy of the resolution of a majority of the Board of Trustees, including a majority of the Board of Trustees who are not “interested persons”, approving the form and amount of the bond;

C.	A statement as to the current period for which premiums have been paid.

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.

Chief Accounting Officer

October 28, 2022	Fidelity / Crime Division
28 Liberty Street, Ste 3610
Ms. Colleen Kutner	New York, NY 10005
Willis Towers Watson Northeast, Inc.	www.CrimeInsurance.com
200 Liberty Street	2125134026
New York, NY 10006	513-768-5142 (Fax)

Re:	Lincoln Variable Insurance Products Trust
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Colleen,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	Lincoln Variable Insurance Products Trust

ADDRESS:	1301 S Harrison Street Fort Wayne, IN 46802

BOND NUMBER:	FS 585-87-03-16-00

EFFECTIVE DATES:	12:01 A.M. on October 31, 2022 to 12:01 A.M. on October 31, 2023

ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated “A+” (Superior) Class XV as of August 17, 2018 Standard & Poor’s Rated “A+” (Strong) as of March 14, 2019 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond (Ed. 11/16) Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

A - Fidelity	$ 3,500,000	$ 0

B - On Premises	$ 3,500,000	$ 50,000

C - In Transit	$ 3,500,000	$ 50,000

D - Forgery or Alteration	$ 3,500,000	$ 50,000

E - Securities	$ 3,500,000	$ 50,000

F - Counterfeit Currency	$ 3,500,000	$ 50,000

G - Stop Payment	$ 100,000	$ 5,000

H - Uncollectable Items of Deposit	$ 100,000	$ 5,000

I - Audit Expense	$ 100,000	$ 5,000

J - Telefacsimile Transmissions	$ 3,500,000	$ 50,000

www.CrimeInsurance.com	Page 1 of 8	www.GreatAmericanInsuranceGroup.com

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

K - Unauthorized Signatures	$ 100,000	$ 5,000

L - Computer Systems	$ 3,500,000	$ 50,000

M - Automated Phone Systems	$ 3,500,000	$ 50,000

N - Fraudulent Transfer Instructions	$ 3,500,000	$ 50,000

TOTAL PREMIUM:	$ 8,355

COMMISSION PAYABLE:	0%	(Commission Payable on Total Premium)

NET PREMIUM DUE: FORMS:	$ 8,355.00	(Due Within 45 Days of the Effective Date)

SEQ	FORM #	DESCRIPTION

1	790FIC	Great American Insurance Fidelity & Crime Policy Cover

2	SDM683	Important Notice Fidelity Crime Division Claims

3	SDM706	Important Notice Indiana - To Obtain Information Or To Make A Complaint

4	FI7510	Investment Company Bond Dec Page Insured’s Offices Not Covered N/A

5	FI7511	Investment Company Bond Insuring Agreements

6	FI8801	Forms and Riders Schedule

7	SRF9808

Rider - Computer Hacker Rider

It is agreed that:

1.    The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

“Electronic Data” means facts or information converted to a form usable in a Computer System by computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.    The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

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SEQ	FORM #	DESCRIPTION

3.    The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.    This rider shall become effective as of 12:01 a.m. on 10/31/2021 standard time.

8	SRF9808

Rider - Computer Virus Rider

It is agreed that:

1.    The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.    The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3.    The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.    This rider shall become effective as of 12:01 a.m. on 10/31/2021 standard time.

9	SRF9808	Rider - Revision of Section 13, Termination of an Employee It is agreed that:

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SEQ	FORM #	DESCRIPTION

1.    The fifth paragraph of Section 13-“Termination” of the Conditions and Limitations, is deleted in its entirety and replaced with the following:

This Bond shall terminate as to any Employee

(a)    as soon as any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2.    All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

3.    This rider shall become effective as of 12:01 a.m. on 10/31/2021 standard time.

10	FI7344

General Rider - Revision to Insuring Agreement A

It is agreed that:

1.    The attached Bond is amended by deleting the wording of Insuring Agreement (A) entitled “FIDELITY” and replacing it with the following:

(A)    FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

    (a)    to cause the Insured to sustain such loss; or

    (b)    to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

11	FI7344	General Rider - Insured

www.CrimeInsurance.com	Page 4 of 8	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Lincoln iShares Fixed Income Allocation Fund

Lincoln iShares Global Growth Allocation Fund

Lincoln iShares U.S. Moderate Allocation Fund

LVIP American Balanced Allocation Fund

LVIP American Century Select Mid Cap Managed Volatility Fund

LVIP American Global Balanced Allocation Managed Risk Fund

LVIP American Global Growth Allocation Managed Risk Fund

LVIP American Global Growth Fund

LVIP American Global Small Capitalization Fund

LVIP American Growth Allocation Fund

LVIP American Growth Fund

LVIP American Growth-Income Fund

LVIP American Income Allocation Fund

LVIP American International Fund

LVIP American Preservation Fund

LVIP Baron Growth Opportunities Fund

LVIP BlackRock Dividend Value Managed Volatility Fund

LVIP BlackRock Global Allocation Fund

LVIP BlackRock Global Allocation Managed Risk Fund

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund

LVIP BlackRock Global Real Estate Fund

LVIP BlackRock Inflation Protected Bond Fund

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund

LVIP Blended Large Cap Growth Managed Volatility Fund

LVIP Blended Mid Cap Managed Volatility Fund

LVIP Delaware Bond Fund

LVIP Delaware Diversified Floating Rate Fund

LVIP Delaware Mid Cap Value Fund

LVIP Delaware Social Awareness Fund

LVIP Delaware Wealth Builder Fund

LVIP Dimensional International Core Equity Fund

LVIP Dimensional International Equity Managed Volatility Fund

LVIP Dimensional U.S. Core Equity 1 Fund

LVIP Dimensional U.S. Core Equity 2 Fund

LVIP Dimensional U.S. Equity Managed Volatility Fund

LVIP Fidelity Institutional AM Select Core Equity Managed Volatility Fund

LVIP Franklin Templeton Global Equity Managed Volatility Fund

LVIP Global Aggressive Growth Allocation Managed Risk Fund

LVIP Global Conservative Allocation Managed Risk Fund

LVIP Global Growth Allocation Managed Risk Fund

LVIP Global Income Fund

LVIP Global Moderate Allocation Managed Risk Fund

LVIP Government Money Market Fund

LVIP Invesco Select Equity Income Managed Volatility Fund

LVIP JPMorgan High Yield Fund

LVIP JPMorgan Retirement Income Fund

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund

LVIP Loomis Sayles Global Growth

LVIP MFS International Equity Managed Volatility Fund

LVIP MFS International Growth Fund

LVIP MFS Value Fund

www.CrimeInsurance.com	Page 5 of 8	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

LVIP Mondrian International Value Fund

LVIP Multi-Manager Global Equity Managed Volatility Fund

LVIP PIMCO Low Duration Bond Fund

LVIP SSGA Bond Index Fund

LVIP SSGA Conservative Index Allocation Fund

LVIP SSGA Conservative Structured Allocation Fund

LVIP SSGA Developed International 150 Fund

LVIP SSGA Emerging Markets 100 Fund

LVIP SSGA Emerging Markets Equity Index Fund

LVIP SSGA Global Tactical Allocation Managed Volatility Fund

LVIP SSGA International Index Fund

LVIP SSGA International Managed Volatility Fund

LVIP SSGA Large Cap 100 Fund

LVIP SSGA Large Cap Managed Volatility Fund

LVIP SSGA Mid-Cap Index Fund

LVIP SSGA Moderate Index Allocation Fund

LVIP SSGA Moderate Structured Allocation Fund

LVIP SSGA Moderately Aggressive Index Allocation Fund

LVIP SSGA Moderately Aggressive Structured Allocation Fund

LVIP SSGA S&P 500 Index Fund

LVIP SSGA Short-Term Bond Index Fund

LVIP SSGA Small-Cap Index Fund

LVIP SSGA Small-Mid Cap 200 Fund

LVIP SSGA SMID Cap Managed Volatility Fund

LVIP T. Rowe Price 2020 Fund

LVIP T. Rowe Price 2030 Fund

LVIP T. Rowe Price 2040 Fund

LVIP T. Rowe Price 2050 Fund

LVIP T. Rowe Price 2060 Fund

LVIP T. Rowe Price Growth Stock Fund

LVIP T. Rowe Price Structured Mid-Cap Growth Fund

LVIP U.S. Aggressive Growth Allocation Managed Risk Fund

LVIP U.S. Growth Allocation Managed Risk Fund

LVIP Vanguard Domestic Equity ETF Fund

LVIP Vanguard International Equity ETF Fund

LVIP Wellington Capital Growth Fund

LVIP Wellington Mid-Cap Value Fund

LVIP Western Asset Core Bond Fund

Lincoln Nasdaq-100 Buffer Fund Dec

Lincoln Nasdaq-100 Buffer Fund Jun

Lincoln Nasdaq-100 Buffer Fund Mar

Lincoln Nasdaq-100 Buffer Fund Sep

Lincoln S&P 500 Buffer Fund Aug

Lincoln S&P 500 Buffer Fund Feb

Lincoln S&P 500 Buffer Fund May

Lincoln S&P 500 Buffer Fund Nov

Lincoln S&P 500 Ultra Buffer Fund Aug

Lincoln S&P 500 Ultra Buffer Fund Feb

Lincoln S&P 500 Ultra Buffer Fund May

Lincoln S&P 500 Ultra Buffer Fund Nov

LVIP ClearBridge Franklin Select Large Cap Managed Volatility Fund

LVIP Delaware Diversified Income Fund

LVIP Delaware High Yield Fund

LVIP Delaware Limited-Term Diversified Income Fund

LVIP Delaware REIT Fund

LVIP Delaware SMID Cap Core Fund

LVIP Delaware U.S. Growth Fund

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SEQ	FORM #	DESCRIPTION
LVIP Delaware Value Fund LVIP SSGA NASDAQ-100 Index Fund LVIP Vanguard Bond Allocation Fund
12	FI7344

General Rider - Exclude all Non-Fungible Tokens

In consideration of the premium charged, it is agreed that the Bond is amended as follows:

1. This Rider amends Exclusions to include the following:

It is agreed that this Bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

2. Definitions is amended to include:

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

13	FI7504	Newly Created Investment Companies Rider Number: 6
14	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 7 Limit of Liability: 3,500,000 Deductible Amount: 50,000
15	FI7507	Insuring Agreement (M) Automated Phone Systems Rider Number: 8 APS Equipment Access Limitation: N/A
16	FI7516	Fraudulent Transfer Instructions Rider Number 9 Call-back Verification Threshold Amount 50,000
17	FI7345	Confidential Information And Data Breach Clarifying Rider
18	FI7340	Economic And Trade Sanctions Clause
19	FI7341	In-Witness Clause

www.CrimeInsurance.com	Page 7 of 8	www.GreatAmericanInsuranceGroup.com

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group	PNC Bank c/o Great American Insurance Group
3561 Solutions Center	Lockbox Number 773561
Chicago, IL 60677-3005	350 East Devon Avenue
Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Kyle Davis

Account Executive

2125134026

khdavis@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

www.CrimeInsurance.com	Page 8 of 8	www.GreatAmericanInsuranceGroup.com

R * B0 * 11/18/2022 * FS 5858703 16 00          Great American Insurance Company

AMENDED 10/31/2022                                                                                                    087357

FI 70 12 (Ed. 05 12)

Bond No.          FS 5858703 16 00

Effective Date of Change 10/31/2022

BOND CHANGES

NAMED INSURED	Lincoln Variable Insurance Products
Trust
AND ADDRESS:	1301 S Harrison Street
Fort Wayne, IN 46802

THIS RIDER	AGENT’S NAME AND ADDRESS:
CHANGES THE BOND.	Willis Towers Watson Northeast, Inc.
1 World Financial Ctr
200 Liberty St 6th Floor
PLEASE READ IT	New York, NY 10281
CAREFULLY.

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 10/31/2022 To 10/31/2023
12:01 A.M. Standard Time at the address of the Named Insured

The Joint Insured List is amended.

FORMS AND RIDERS hereby added:
FI7012 05-12
FORMS AND RIDERS hereby amended:
FI7344 08-15
FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

R * B0 * 11/18/2022 * FS 5858703 16 00          Great American Insurance Company

AMENDED 10/31/2022                                                                                                    087357

FI 73 44 (Ed. 08/15)

RIDER NO. 5

Insured

To be attached to and form part of Investment Company Bond

Bond No. FS 5858703 16 00

In favor of Lincoln Variable Insurance Products Trust

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Lincoln Nasdaq-100 Buffer Fund Dec
Lincoln Nasdaq-100 Buffer Fund Jun
Lincoln Nasdaq-100 Buffer Fund Mar
Lincoln Nasdaq-100 Buffer Fund Sep
Lincoln S&P 500 Buffer Fund Aug
Lincoln S&P 500 Buffer Fund Feb
Lincoln S&P 500 Buffer Fund May
Lincoln S&P 500 Buffer Fund Nov
Lincoln S&P 500 Ultra Buffer Fund Aug
Lincoln S&P 500 Ultra Buffer Fund Feb
Lincoln S&P 500 Ultra Buffer Fund May
Lincoln S&P 500 Ultra Buffer Fund Nov
LVIP American Balanced Allocation Fund
LVIP American Century Select Mid Cap Managed Volatility Fund
LVIP American Global Balanced Allocation Managed Risk Fund
LVIP American Global Growth Allocation Managed Risk Fund
LVIP American Global Growth Fund
LVIP American Global Small Capitalization Fund
LVIP American Growth Allocation Fund
LVIP American Growth Fund
LVIP American Growth-Income Fund
LVIP American Income Allocation Fund
LVIP American International Fund
LVIP American Preservation Fund
LVIP Baron Growth Opportunities Fund
LVIP BlackRock Dividend Value Managed Volatility Fund
LVIP BlackRock Global Allocation Fund
LVIP BlackRock Global Allocation Managed Risk Fund
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
LVIP BlackRock Global Real Estate Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
LVIP Blended Large Cap Growth Managed Volatility Fund
LVIP Blended Mid Cap Managed Volatility Fund
LVIP Channing Small Cap Value Fund

FI 73 44 (Ed. 08/15)	(Page 1 of 3)

R * B0 * 11/18/2022 * FS 5858703 16 00          Great American Insurance Company

AMENDED 10/31/2022                                                                                                    087357

LVIP ClearBridge Franklin Select Large Cap Managed Volatility Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Delaware Diversified Income Fund
LVIP Delaware High Yield Fund
LVIP Delaware Limited Term Diversified Income Fund
LVIP Delaware Mid Cap Value Fund
LVIP Delaware REIT Fund
LVIP Delaware SMID Cap Core Fund
LVIP Delaware Social Awareness Fund
LVIP Delaware U.S. Growth Fund
LVIP Delaware Value Fund
LVIP Delaware Wealth Builder Fund
LVIP Dimensional International Core Equity Fund
LVIP Dimensional International Equity Managed Volatility Fund
LVIP Dimensional U.S. Core Equity 1 Fund
LVIP Dimensional U.S. Core Equity 2 Fund
LVIP Dimensional U.S. Equity Managed Volatility Fund
LVIP Fidelity Institutional AM® Select Core Equity Managed Volatility Fund
LVIP Franklin Templeton Global Equity Managed Volatility Fund
LVIP Global Aggressive Growth Allocation Managed Risk Fund
LVIP Global Conservative Allocation Managed Risk Fund
LVIP Global Growth Allocation Managed Risk Fund
LVIP Global Income Fund
LVIP Global Moderate Allocation Managed Risk Fund
LVIP Government Money Market Fund
LVIP Invesco Select Equity Income Managed Volatility Fund
LVIP JPMorgan High Yield Fund
LVIP JPMorgan Retirement Income Fund
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
LVIP Loomis Sayles Global Growth Fund
LVIP MFS International Equity Managed Volatility Fund
LVIP MFS International Growth Fund
LVIP MFS Value Fund
LVIP Mondrian International Value Fund
LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSGA Bond Index Fund
LVIP SSGA Conservative Index Allocation Fund
LVIP SSGA Conservative Structured Allocation Fund
LVIP SSGA Developed International 150 Fund
LVIP SSGA Emerging Markets 100 Fund
LVIP SSGA Emerging Markets Equity Index Fund
LVIP SSGA Global Tactical Allocation Managed Volatility Fund
LVIP SSGA International Index Fund
LVIP SSGA International Managed Volatility Fund
LVIP SSGA Large Cap 100 Fund
LVIP SSGA Large Cap Managed Volatility Fund
LVIP SSGA Mid-Cap Index Fund
LVIP SSGA Moderate Index Allocation Fund
LVIP SSGA Moderate Structured Allocation Fund
LVIP SSGA Moderately Aggressive Index Allocation Fund
LVIP SSGA Moderately Aggressive Structured Allocation Fund
LVIP SSGA Nasdaq-100 Index Fund
LVIP SSGA S&P 500 Index Fund
LVIP SSGA Short-Term Bond Index Fund

FI 73 44 (Ed. 08/15)	(Page 2 of 3 )

R * B0 * 11/18/2022 * FS 5858703 16 00          Great American Insurance Company

AMENDED 10/31/2022                                                                                                    087357

LVIP SSGA Small-Cap Index Fund
LVIP SSGA Small-Mid Cap 200 Fund
LVIP SSGA SMID Cap Managed Volatility Fund
LVIP T. Rowe Price 2020 Fund
LVIP T. Rowe Price 2030 Fund
LVIP T. Rowe Price 2040 Fund
LVIP T. Rowe Price 2050 Fund
LVIP T. Rowe Price 2060 Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP U.S. Aggressive Growth Allocation Managed Risk Fund
LVIP U.S. Growth Allocation Managed Risk Fund
LVIP Vanguard Bond Allocation Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Vanguard International Equity ETF Fund
LVIP Wellington Capital Growth Fund
LVIP Wellington SMID Cap Value Fund
LVIP Western Asset Core Bond Fund

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 10/31/2022 standard time.

FI 73 44 (Ed. 08/15)	(Page 3 of 3 )

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Board of Trustees Meeting

October 28, 2022

Resolution No. 2

Approval of Fidelity Bond Coverage

WHEREAS, Management has recommended that the Board of Trustees (the “Board”) of Lincoln Variable Insurance Products Trust (the “Trust”), approve for the Trust and its series Funds (the “Funds”) the coverage under a fidelity bond issued by Great American Insurance Group (the “Bond”) for the twelve-month period from October 31, 2022 through October 31, 2023; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered relevant factors, including without limitation:

(a)	the value of the aggregate assets of the Funds,

(b)	the type and terms of the arrangements made for the custody and safekeeping of such assets,

(c)	the nature of the securities and other assets in the Funds’ respective portfolios,

(d)	the number of other parties named as insureds,

(e)	the nature of the business activities of such other parties,

(f)	the amount of the Bond,

(g)	the amount of the premium for the Bond,

(h)	the ratable allocation of the premium among all parties named as insureds, and

(i)	the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of the Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to the Trust and each Fund is fair and reasonable based upon relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trust within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”), hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by the Trust and each Fund, effective October 31, 2022;

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective October 31, 2022, in the Bond in the aggregate amount of $3,500,000; and

RESOLVED FURTHER, That the officers of the Trust are hereby authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the 1940 Act.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. P.O. Box 4557 New York , NY 10249-4557 (212) 915-8888

INVOICE		No. 3377243
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$588,189.00	11/6/2022

Site ID:

Lincoln Investment Advisors Corporation

Attn: Christine Swift

150 N. Radnor Chester RD

Radnor, PA 19087

Please return this portion with your payment

Make checks payable to:    Willis Towers Watson Northeast, Inc.

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886863	10/31/2022 Renewal Business	01-693-40-41	National Union Fire Insurance Company of Pittsburgh	$188,800.00
	Fund D&O/E&O - Primary $10M		10/31/2022 to 10/31/2023

			Sub-Total:	$188,800.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886864	10/31/2022	10 DC 0223169-22	Twin City Fire Insurance Company	$113,750.00
	Renewal Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - 1st Excess 10x10

			Sub-Total:	$113,750.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886886	10/31/2022	EOC 1285012-03	Zurich American Insurance Company	$40,000.00
	Renewal Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - Excess IDL 10x65

			Sub-Total:	$40,000.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886873	10/31/2022	P-001-000188178-03	AXIS Insurance Company	$62,648.00
	Renewal Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - 3rd Excess 10x30

11/6/2022	Lincoln National Corporation Invoice No. 3377243	Page	1 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. P.O. Box 4557 New York , NY 10249-4557 (212) 915-8888

INVOICE		No. 3377243
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$588,189.00	11/6/2022

Site ID:

Lincoln Investment Advisors Corporation

Attn: Christine Swift

150 N. Radnor Chester RD

Radnor, PA 19087

Please return this portion with your payment

Make checks payable to:    Willis Towers Watson Northeast, Inc.

			Sub-Total:	$62,648.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886879	10/31/2022	USF01163922	Allianz Global Risks US Insurance Company	$40,000.00
	New Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - 5th Excess 10x50

			Sub-Total:	$40,000.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886872	10/31/2022	XMF2200173	Freedom Specialty Insurance Company	$82,780.00
	Renewal Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - 2nd Excess 10x20

			Sub-Total:	$82,780.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886876	10/31/2022	MKLM6EL0008893	Markel American Insurance Company	$51,856.00
	Renewal Business		10/31/2022 to 10/31/2023
	Fund D&O/E&O - 4th Excess 10x40

			Sub-Total:	$51,856.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

20886887	10/31/2022	FS 585-87-03-16-00	Great American Insurance Company	$8,355.00
	Renewal Business		10/31/2022 to 10/31/2023
	Lincoln Variable - FI Bond (ICAP)

11/6/2022	Lincoln National Corporation Invoice No. 3377243	Page	2 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. P.O. Box 4557 New York , NY 10249-4557 (212) 915-8888

INVOICE		No. 3377243
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$588,189.00	11/6/2022

Site ID:

Lincoln Investment Advisors Corporation

Attn: Christine Swift

150 N. Radnor Chester RD

Radnor, PA 19087

Please return this portion with your payment

Make checks payable to:    Willis Towers Watson Northeast, Inc.

Sub-Total:	$8,355.00

Total Due:	$588,189.00

ACH/WIRING INSTRUCTIONS

BANK NAME: JP Morgan Chase Bank, New York NY

ABA#021000021 / Acct#144810563

ACCOUNT NAME: Willis Towers Watson Northeast, Inc.

***PLEASE REFERENCE INVOICE NUMBER***

Please send remittance details to NYK.Receivables@willistowerswatson.com

LOCKBOX OVERNIGHT ADDRESS

JP Morgan Chase

Willis Towers Watson Northeast Inc. #4557

4 Chase Metrotech Center 7th FL East

Brooklyn, NY    11245

11/6/2022	Lincoln National Corporation Invoice No. 3377243	Page	3 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.